Exhibit 99.1

KORNIT DIGITAL Ltd.

12 Ha’Amal Street, Park Afek, Rosh Ha’Ayin 4824096 Israel

May 8, 2015

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JUNE 15, 2015

Dear Kornit Digital Ltd. Shareholders:

We cordially invite you to attend an Extraordinary General Meeting of Shareholders, or the Meeting, of Kornit Digital Ltd., or the Company, to be held at 2:00 p.m. (Israel time) on Monday, June 15, 2015, at our offices at 12 Ha’Amal Street, Park Afek, Rosh Ha’Ayin Israel.

The Meeting is being called to ratify the election of each of (a) Ms. Lauri Hanover and (b) Mr. Jerry Mandel as an external director of the Company, subject to, and in accordance with, the provisions of the Israeli Companies Law, 5759-1999, or the Companies Law.

Our Board of Directors unanimously recommends that you vote in favor of the above proposal, which is described in the Proxy Statement to be delivered by the Company.

Shareholders of record at the close of business on Tuesday, May 12, 2015 are entitled to notice of and to vote at the Meeting.

Whether or not you plan to attend the Meeting, it is important that your shares be represented and voted at the Meeting. Accordingly, after reading the Notice of Extraordinary General Meeting of Shareholders and accompanying Proxy Statement, please mark, date, sign and mail the enclosed proxy or voting instruction form as promptly as possible in the enclosed stamped envelope. If voting by mail, the proxy must be received by our transfer agent or at our registered office at least 48 hours (or such shorter period as the Chairman of the Meeting may determine) prior to the appointed time of the Meeting to be validly included in the tally of ordinary shares voted at the Meeting. An earlier deadline may apply to receipt of your voting instruction form, if indicated therein. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card and voting instruction form. In the alternative, shareholders who hold their shares in street name may be able to utilize the control number appearing on their voting instruction form to submit their voting instruction to their brokers, trustees or nominees by other means, including via the Internet (at www.proxyvote.com), if so indicated on their voting instruction form. An electronic copy of the enclosed proxy materials will also be available for viewing at http://ir.kornit.com/. The full text of the proposed resolution, together with the form of proxy card for the Meeting, may also be viewed beginning on Monday, May 19, 2015, at the registered office of the Company, 12 Ha’Amal Street, Park Afek, Rosh Ha’Ayin Israel, from Sunday to Thursday (excluding holidays), 10:00 a.m. to 5:00 p.m. (Israel time).  Our telephone number at our registered office is +972-3-908-5800.

Sincerely,

Yuval Cohen
Chairman of the Board of Directors

KORNIT DIGITAL Ltd.

12 Ha’Amal Street, Park Afek, Rosh Ha’Ayin 4824096 Israel

+972-3-908-5800

PROXY STATEMENT

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors, or the Board, of Kornit Digital Ltd., to which we refer as Kornit Digital or the Company, to be voted at an Extraordinary General Meeting of Shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of Extraordinary General Meeting of Shareholders. The Meeting will be held at 2:00 p.m. (Israel time) on Monday June 15, 2015, at our offices at 12 Ha’Amal Street, Park Afek, Rosh Ha’Ayin Israel.

This Proxy Statement, the attached Notice of Extraordinary General Meeting of Shareholders and the enclosed proxy card or voting instruction card are being made available on or about Monday May 18, 2015 to holders of Kornit Digital ordinary shares.

You are entitled to receive notice of, and to vote at, the Meeting, if you hold ordinary shares as of the close of business on Tuesday, May 12, 2015, the record date for the Meeting. You can vote your shares by attending the Meeting or by following the instructions under “How You Can Vote” below. Our Board urges you to vote your shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Item

The Meeting is being called to ratify the election of each of (a) Ms. Lauri Hanover and (b) Mr. Jerry Mandel as an external director of the Company, subject to, and in accordance with, the provisions of the Israeli Companies Law, 5759-1999, or the Companies Law

We are not aware of any other matters that will come before the Meeting. If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment and the recommendation of the Board.

Board Recommendation

Our Board unanimously recommends that you vote “FOR” the above proposal.

Quorum

On May 12, 2015, we had 29,766,965 ordinary shares issued and outstanding. Each ordinary share outstanding as of the close of business on the record date, Tuesday, May 12, 2015, is entitled to one vote upon each part of the proposal to be presented at the Meeting. Under our Articles of Association, the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold shares representing at least twenty-five percent (25%) of our voting power. If a quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week (to the same day, time and place), or to a day, time and place determined by the Chairman of the Meeting (which may be earlier or later than said time). At such adjourned meeting the presence of any two shareholders in person or by proxy (regardless of the voting power represented by their shares) will constitute a quorum.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum. A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner attends the Meeting, but does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. It is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares, if the shareholder wants its shares to count towards the vote on a particular proposal.

Vote Required for Approval of the Proposal

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions) is necessary for the approval of the proposal. Broker non-votes are not counted as present and entitled to vote with respect to the proposal, although they are counted as present and entitled to vote for the purpose of determining a quorum at the meeting. Abstentions are not treated as a vote “FOR” or a vote “AGAINST” a proposal.

In addition, the approval of the proposal requires that either of the following two voting requirements be met as part of the approval by an ordinary majority of shares present and voting thereon:

●	approval by a majority of the ordinary shares held by non-controlling shareholders who do not have a personal interest in the approval of the proposal that are voted at the Meeting, excluding abstentions; or

●	the total number of shares held by non-controlling, disinterested shareholders (as described in the previous bullet-point) voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in our Company.

For purposes of the proposal, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or other office holder of the Company). A person is presumed to be a controlling shareholder if it holds or controls, by itself or together with others, one-half or more of any one of the “means of control” of the Company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of the Company, or (ii) the right to appoint directors of the Company or its chief executive officer.

We believe that Fortissimo Capital Fund II (Israel), L.P. is a controlling shareholder.

A “personal interest” of a shareholder, for purposes of the proposal, (x) includes an interest of any members of the shareholder’s immediate family (or spouses thereof) or an interest of a company with respect to which the shareholder (or such a family member thereof) serves as a director or the chief executive officer, owns at least 5% of the shares or has the right to appoint a director or the chief executive officer; and (y) excludes an interest arising solely from the ownership of ordinary shares of the Company. In determining whether a vote cast by proxy is disinterested, the “personal interest” of the proxy holder is also considered and will cause that vote to be excluded from the disinterested vote, even if the shareholder granting the proxy does not have a personal interest in the matter being voted upon. For purposes of the proposal, a personal interest excludes a personal interest that does not derive from ties with a controlling shareholder.

A controlling shareholder and a shareholder that has a personal interest are qualified to participate in the vote on the proposal; however, the vote of such shareholders may not be counted towards the majority requirement described in the first bullet point above and will not count towards the 2% threshold described in the second bullet point above.

A shareholder must inform our Company before the vote (or if voting by proxy, indicate on the proxy card) whether or not such shareholder has a personal interest, and failure to do so disqualifies the shareholder from participating in the vote on the proposal. Since it is highly unlikely that any of our public shareholders has a personal interest in the proposal and in order to avoid confusion in the voting and tabulation process, a shareholder who signs and returns a proxy card or voting instruction form will be deemed to be confirming that such shareholder, and any related party of such shareholder, is not a controlling shareholder and has no personal interest with respect to the proposal. If you believe that you, or a related party of yours, is a controlling shareholder or possesses a personal interest and you wish to participate in the vote on either proposal, you should indicate the existence of a personal interest on the enclosed proxy card (if applicable) and should furthermore contact Itamar Rosen, our general counsel, at itamar.rosen@kornit.com, who will advise you as to how to submit your vote for that proposal. If you hold your shares in “street name” (i.e., shares that are held through a bank, broker or other nominee) and believe that you possess a personal interest in the approval of either proposal, you may also contact the representative managing your account, who could then contact our general counsel on your behalf.

How You Can Vote

You can vote your shares by attending the Meeting or by completing and signing a proxy card or voting instruction form. If you are a shareholder of record, that is, your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, these proxy materials are being sent directly to you by our transfer agent. The form of proxy card that has been mailed to you and that can be completed, signed and returned in the envelope that was enclosed with it provides the primary means for authorizing the voting of your ordinary shares without attending the Meeting in person. If you are a shareholder of record and have lost or misplaced the proxy card mailed to you, you may print a copy of the proxy card from our investor relations website at http://ir.kornit.com, and may complete and sign that proxy card (indicating the name of the record shareholder holding your ordinary shares) and return it to our General Counsel, Itamar Rosen, via e-mail to itamar.rosen@kornit.com or via fax to his attention at +972-3-908-0280. We reserve the right to require further identifying information from you if you submit your proxy card in that manner. You may change your mind and cancel your proxy card by sending us written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting. We will not be able to count a proxy card unless we receive it at our principal executive offices at 12 Ha’Amal Street, Park Afek, Rosh Ha’Ayin 4809246 Israel, or our registrar and transfer agent receives it in the enclosed envelope, not later than forty-eight (48) hours before the time fixed for the Meeting, or such shorter period prior to the Meeting as the Chairman of the Meeting may determine.

If your ordinary shares are held in a brokerage account or by a trustee or nominee, you are considered to be the beneficial owner of shares held in “street name,” and these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee. Please follow the enclosed instructions to direct your broker, trustee or nominee how to vote your shares. Beneficial owners may be able to utilize the control number appearing on their voting instruction form to submit their voting instruction to their brokers, trustees or nominees by other means, including via the internet (at www.proxyvote.com), if so indicated on their voting instruction form. All votes should be submitted by 2:00 pm (Israel time) on June 13, 2015 (or such earlier deadline as may be indicated on the voting instruction form) in order to be counted towards the tally of ordinary shares voted at the Meeting (unless the Chairman of the Meeting extends that deadline). Alternatively, if you wish to attend the Meeting and vote in person, you must obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Meeting.

If you provide specific instructions (by marking a box) with regard to the proposal, your shares will be voted as you instruct. If you sign and return your proxy card without giving specific instructions with respect to the proposal, your shares will be voted in favor of the proposal, in accordance with the recommendation of the Board. However, if you are a beneficial owner of shares and do not specify how you want to vote on your voting instruction form, your broker will not be permitted to instruct the depositary to cast a vote with respect to the proposal (commonly referred to as a “broker non-vote”). In that circumstance, the shares held by you will be included in determining the presence of a quorum at the Meeting, but are not considered “present” for the purpose of voting on the proposal. Such shares have no impact on the outcome of the voting on the proposal. If your shares are held of record by a bank, broker, or other nominee, we urge you to give instructions to your bank, broker, or other nominee as to how your shares should be voted so that you thereby participate in the voting on these important matters. In all cases, you must remember to indicate in writing and/or contact the Company if you have a personal interest in the approval of the proposal. If you sign and return your proxy card or voting instruction form, the persons named as proxies will vote in their discretion on any other matters that properly come before the Meeting.

Who Can Vote

You are entitled to receive notice of the Meeting and to vote at the Meeting if you are a shareholder of record at the close of business on Tuesday, May 12, 2015. You are also entitled to notice of the Meeting and to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on Tuesday, May 12, 2015, or which appear in the participant listing of a securities depository on that date.

If your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, LLC of Brooklyn, New York, you are considered, with respect to those shares, the shareholder of record. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to provide your voting proxy directly to the Chief Financial Officer of our Company (as described under “How You Can Vote” above) or to vote in person at the Meeting.

Revocation of a Proxy

Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by the Company at least 48 hours (or such shorter period as the Chairman of the Meeting may determine) prior to the Meeting, will be voted in favor of the proposal and any other matters that may be presented to the Meeting, as described above.

Solicitation of Proxies

Proxies are being distributed to shareholders on or about May 19, 2015. Certain officers, directors, employees, and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, email, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

Voting Results

The final voting results will be tallied by the Company’s Chief Financial Officer based on the information provided by the Company’s transfer agent or otherwise, and the overall results of the Meeting will be published following the Meeting in a report on Form 6-K that will be furnished to the U.S. Securities and Exchange Commission, or the SEC.

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this Proxy Statement are available at the “Investor Relations” portion of our Company’s website, http://ir.kornit.com. The contents of that website are not a part of this Proxy Statement.

PROPOSAL

RATIFICATION OF Election of External Directors

Background

Under the Companies Law, companies incorporated under the laws of the State of Israel that are “public companies”, including companies with shares listed on the NASDAQ Global Market, are required to elect at least two external directors who meet the qualification requirements in the Companies Law. The initial election or – in the case of a company such as ours that elected its external directors prior to our initial public offering in anticipation of our becoming a public company – ratification of initial election of external directors must be made by a general meeting of the shareholders no later than three months following the completion of a company’s initial public offering.

A person may not serve as an external director of a company if the person is a relative of a controlling shareholder of the company or if on the date of the person’s appointment or within the preceding two years the person or his or her relatives, partners, employers or anyone to whom that person is subordinated, whether directly or indirectly, or entities under the person’s control have or had any affiliation with any of: (1) the company; or (2) any person or entity controlling the company on the date of such appointment; or (3) any relative of a controlling shareholder; or (4) any entity controlled, on the date of such appointment or within the preceding two years, by the company or by the company’s controlling shareholder. If there is no controlling shareholder or any shareholder holding 25% or more of voting rights in a company, a person may not serve as an external director if the person has any affiliation to the chairman of the board of directors, the general manager (chief executive officer), any shareholder holding 5% or more of the company’s shares or voting rights or the senior financial officer as of the date of the person’s appointment.

The term “affiliation” includes:

●	an employment relationship;

●	a business or professional relationship maintained on a regular basis (excluding insignificant relationships);

●	control; and

●	service as an office holder, excluding service as a director in a private company prior to the first offering of its shares to the public if such director was appointed as a director of the private company in order to serve as an external director following the initial public offering.

The term “relative” is defined as a spouse, sibling, parent, grandparent, descendant; spouse’s descendant, sibling and parent; and the spouse of each of the foregoing.

The term “office holder” is defined as including each of the following: a general manager (chief executive officer), chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of the foregoing positions, without regard to such person’s title; a director; and a manager who is directly subordinated to the general manager.

In addition, a person may not serve as an external director if that person’s position or professional or other activities create, or may create, a conflict of interest with that person’s responsibilities as a director or otherwise interfere with that person’s ability to serve as an external director or if the person is an employee of the Israel Securities Authority or of an Israeli stock exchange. A person may furthermore not continue to serve as an external director if he or she received direct or indirect compensation from the company including amounts paid pursuant to indemnification and/or exculpation contracts or commitments and insurance coverage for his or her service as an external director, other than as permitted by the Companies Law and the regulations promulgated thereunder.

If at the time at which an external director is appointed all members of the board of directors who are not controlling shareholders or relatives of controlling shareholders of the company are of the same gender, the external director to be appointed must be of the other gender. A director of one company may not be appointed as an external director of another company if a director of the other company is acting as an external director of the first company at such time.

The Companies Law provides that an external director must meet certain professional qualifications or have financial and accounting expertise, and that at least one external director must have financial and accounting expertise.

A director with financial and accounting expertise is a director who by virtue of his or her education, professional experience and skill, has a high level of proficiency in and understanding of business accounting matters and financial statements so that he or she is able to fully understand the Company’s financial statements and initiate debate regarding the manner in which the financial information is presented. The regulations promulgated under the Companies Law define an external director with requisite professional qualifications as a director who satisfies one of the following requirements: (1) the director holds an academic degree in either economics, business administration, accounting, law or public administration, (2) the director either holds an academic degree in any other field or has completed another form of higher education in the company’s primary field of business or in an area which is relevant to his or her office as an external director in the company or (3) the director has at least five years of experience serving in any one of the following, or at least five years of cumulative experience serving in one of the following capacities: (a) a senior business management position in a company with a substantial scope of business, (b) a senior position in the company’s primary field of business or (c) a senior position in public administration. The board of directors is charged with determining whether a director possesses financial and accounting expertise or professional qualifications.

Under Israeli law, the initial term of an external director of an Israeli public company is three years. Thereafter, an external director may be reelected by shareholders to serve in that capacity for additional three-year terms, provided that certain conditions are satisfied and that either:

(i)	his or her service for each such additional term is recommended by one or more shareholders holding at least 1% of the company’s voting rights and is approved at a shareholders meeting by a disinterested majority, where the total number of shares held by non-controlling, disinterested shareholders voting for such reelection exceeds 2% of the aggregate voting rights in the company; or

(ii)	his or her service for each such additional term is recommended by the board of directors and is approved at a meeting of shareholders by the same majority required for the initial election of an external director (as described below with respect to the election of our external directors).

The term of office for external directors of Israeli companies traded on certain foreign stock exchanges, including the NASDAQ Global Select Market, may be extended indefinitely in increments of additional three-year terms, in each case provided that the audit committee and the board of directors of the company confirm that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period(s) is beneficial to the company, and provided that the external director is reelected subject to the same shareholder vote requirements as if elected for the first time (as described below with respect to the election of our external directors). Prior to the reelection of the external director at a general meeting of shareholders, the company’s shareholders must be informed of the term previously served by him or her and of the reasons why the board of directors and audit committee recommended the extension of his or her term.

An external director may be removed by the same special majority of the shareholders required for his or her election, if he or she ceases to meet the statutory qualifications for appointment or if he or she violates his or her fiduciary duty to the company. An external director may also be removed by order of an Israeli court if the court finds that the external director is permanently unable to exercise his or her office, has ceased to meet the statutory qualifications for his or her appointment, has violated his or her fiduciary duty to the company, or has been convicted by a court outside Israel of certain offenses detailed in the Companies Law.

An external director is entitled to compensation and reimbursement of expenses in accordance with regulations promulgated under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with serving as a director except for certain exculpation, indemnification and insurance provided by the company, as specifically allowed by the Companies Law.

Prior to our initial public offering, our shareholders elected Ms. Lauri Hanover and Mr. Jerry Mandel as external directors for a three-year term following the nomination by, and recommendation of, the Board and subject to the consummation of our initial public offering and the required ratification of their election by our shareholders following the offering. Both external directors are required to serve on our audit committee and compensation committee, and at least one external director is required to serve on each other committee of our Board that is authorized to exercise the powers of the Board. If their election is ratified at the Meeting, Ms. Lauri Hanover will continue to serve as the Chairwoman of our audit committee and as a member of our compensation committee, and Mr. Jerry Mandel will continue to serve as the Chairman of our compensation committee and as a member of our audit committee.

The Board has determined that each of Ms. Hanover and Mr. Mandel satisfies the external director requirements under the Companies Law, as each of Ms. Hanover and Mr. Mandel possesses requisite financial and accounting expertise. The Board has also determined that each of Ms. Hanover and Mr. Mandel satisfies the independent director requirements under the NASDAQ Listing Rules and the SEC’s audit committee rules.

The background information for each of Ms. Lauri Hanover and Mr. Jerry Mandel, whose election as an external director will be subject to ratification at the Meeting, appears below:

Lauri Hanover has served as a member of our board of directors since March 2015 and as the chairwoman of our audit committee and a member of our compensation committee since April 2015. Ms. Hanover is the Chief Financial Officer of Netafim Ltd. since August 2013, the global leader in smart irrigation systems. From 2009 to 2013, she served as Chief Financial Officer and Executive Vice President of the Tnuva Group, Israel’s largest food manufacturer. From 2008 to 2009, Ms. Hanover served as Chief Executive Officer of Gross, Kleinhendler, Hodak, Halvey and Greenberg & Co., an Israeli law firm. From 2004 to 2007, she served as Chief Financial Officer and Senior Vice President of Lumenis Ltd. (NASDAQ: LMNS), a medical laser device company. From 2000 to 2004, Ms. Hanover served as the Chief Financial Officer and Corporate Vice President of NICE Systems Ltd. (NASDAQ: NICE), an interaction analytics company, and from 1997 to 2000, as Chief Financial Officer and Executive Vice President of Sapiens International Corporation N.V. (NASDAQ: SPNS), a provider of software solutions for the insurance industry. From 1981 to 2007, she served in a variety of financial management positions, including Corporate Controller and Director of Corporate Budgeting and Financial Analysis at Scitex Corporation Ltd., a developer and manufacturer of inkjet printers, and Senior Financial Analyst at Philip Morris Inc. (Altria), a leading consumer goods manufacturer. Currently, Ms. Hanover serves as a director and chairman of the audit and compensation committees of SodaStream International Ltd (NASDAQ: SODA). Ms. Hanover holds a B.A. from the University of Pennsylvania, a B.S. in Economics from The Wharton School at University of Pennsylvania in Pennsylvania, as well as an M.B.A. from New York University in New York.

Jerry Mandel has served as a member of our board of directors since March 2015 and as the chairman of our compensation committee and a member of our audit committee since April 2015. Mr. Mandel is the founder, Chief Executive Officer, and managing member of GC Florida Group, a group of partnerships established in 2009 that invests in and manages residential and commercial properties. From 2007 to 2009, he served as Chief Executive Officer and a director of GMF Ltd., an investment firm that provides mezzanine financing to middle-market companies. From 2005 to 2008, Mr. Mandel served as a director for Chen Yahav, the pension funds arm of Bank Yahav, and from 2004 to 2005, he served as a director and audit committee member of Cellcom Israel Ltd., a leading Israeli cellular company. From 1998 to 2003, Mr. Mandel was the Director of Investment Banking of EEMEA for Merrill Lynch & Co. and responsible for the origination and execution of investment banking activities in Israel. Currently, Mr. Mandel serves as a director and audit committee member of Direct Insurance – Financial Investments Ltd. (TASE: DIFI). Mr. Mandel holds a B.Sc. in Industrial Engineering from Tel Aviv University in Israel and an M.B.A. from Columbia Business School in New York.

If their election is ratified pursuant to the proposal, each of our external director nominees will continue to receive annual and per meeting cash compensation in accordance with the “relative compensation track” under the regulations under the Companies Law, which compensation was approved by our shareholders prior to our initial public offering.

Proposed Resolutions

We are proposing that our shareholders adopt the following resolutions at the Meeting:

(a)	“RESOLVED, to ratify the election of Ms. Lauri Hanover as an external director of Kornit Digital Ltd. following her initial election as an external director by the shareholders on March 6, 2015, prior to the Company’s initial public offering, in accordance with the requirements of the Companies Law;” and

(b)	“FURTHER RESOLVED, to ratify the election of Mr. Jerry Mandel as an external director of Kornit Digital Ltd., following his initial election as an external director by the Company’s shareholders on March 6, 2015, prior to the Company’s initial public offering, in accordance with the requirements of the Companies Law.”

Required Vote

The vote required for the ratification of the election of each of Ms. Lauri Hanover and Mr. Jerry Mandel as an external director is the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (excluding abstentions). Broker non-votes are not counted as present and entitled to vote with respect to the proposal, although they are counted as present and entitled to vote for the purpose of determining a quorum at the meeting. Abstentions are not treated as a vote “FOR” or a vote “AGAINST” the proposal.

In addition, the Companies Law requires that either of two additional voting requirements be met as part of the approval by an ordinary majority of shares present and voting on this proposal, with respect to each of its subsections (that is, the ratification of election of each external director). Please see the discussion under “Vote Required for Approval of the Proposal” above for a description of those voting requirements, as well as for instructions as to how to vote in the event that you possess a personal interest in the approval of part (a) or (b) of the proposal.

Board Recommendation

The Board unanimously recommends that you vote “FOR” the ratification of the election of each of the two external directors.

OTHER MATTERS

Our Board does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of Extraordinary General Meeting of Shareholders and knows of no matters to be brought before the Meeting by others. If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with their judgment and based on the recommendation of the Board.

ADDITIONAL INFORMATION

 The Company’s final prospectus from its initial public offering, filed with the SEC on April 2, 2015, is available for viewing and downloading on the SEC’s website at www.sec.gov as well as under the Investor Relations section of the Company’s website at http://ir.kornit.com.

 The Company is subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580 Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The Company’s SEC filings are also available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

By order of the Board of Directors:

Yuval Cohen,
Chairman of the Board of Directors

Rosh Ha’ayin, Israel

May 18, 2015

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